07021965

NESTLÉ S.A.

RECEIVED

2007 MAR 21 A 10:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-01252

SHARE TRANSFER OFFICE

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
US-Washington, DC 20549-0302
Mail Stop 3-2

YOUR REF. OUR REF. CHAM (SWITZERLAND) March 13, 2007

Nestlé S.A.
Annual General Meeting April 19, 2007

SUPPL

Ladies and Gentlemen,

Please note that registrations appearing in the Company's Share Register twenty days prior to the date of the General Meeting, i.e. on March 30, 2007 determine the right to participate in and represent shareholders at Nestlé's General Meeting.

Yours sincerely,

NESTLÉ S.A.

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

Stefan Heggli

END